SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
Four Times Square
New York, New York 10036
TEL: (212) 735-3000
FAX: (212) 735-2000
                    September 22, 2009
BY HAND AND BY EDGAR
Amanda Ravitz
Branch Chief — Legal
Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3561
100 F Street N.E.
Washington, D.C. 20549

RE:	RailAmerica, Inc.
Amendment No. 2 to Registration Statement on Form S-1
(File No. 333-160835)
Dear Ms. Ravitz:
          On behalf of RailAmerica, Inc., a Delaware corporation (the “Company”), enclosed is a copy of Amendment No. 2 to the above-referenced Registration Statement (the “Registration Statement”), as filed with the Securities and Exchange Commission (the “Commission”) on the date hereof.
          The changes reflected in the Registration Statement include those made in response to the comments (the “Comments”) of the staff of the Commission (the “Staff”) set forth in the Staff’s letter of September 17, 2009 (the “Comment Letter”). The Registration Statement also includes other changes that are intended to update, clarify and render more complete, the information contained therein.
          Set forth below in this letter are the Company’s responses to the Comments raised in the Comment Letter. For the convenience of the Staff, the Company has restated in this letter each of the Comments in the Comment Letter and numbered each of the responses to correspond with the numbers of the Comments in the Comment Letter. Capitalized terms used and not defined have the meanings given in the Registration Statement. All references to page numbers and captions correspond to the page numbers and captions in the preliminary prospectus included in the Registration Statement.

RailAmerica, Inc.
September 22, 2009

General
1.	Provide us with an analysis of why Fortress should not be considered an underwriter in this offering.

In response to the Staff’s comment, the Company respectfully submits that the sole selling stockholder, RR Acquisition Holding LLC (“Selling Stockholder”), an entity wholly-owned by certain private equity funds managed by an affiliate of Fortress Investment Group LLC (“Fortress”), should not be viewed as an “underwriter” within the statutory definition of Section 2(a)(11) of the Securities Act of 1933, as amended (the “Act”). The analysis supporting the conclusion that the Selling Stockholder is not a conduit to the offering or participant in the distribution follows:
•	The Selling Stockholder obtained the shares it owns that are covered for sale by the Registration Statement (the “Shares”) in connection with a Rule 13e-3 going private transaction in February 2007. The Selling Stockholder has held its Shares for over two and a half years. It has accepted the market risk of its investment and demonstrated its original desire to purchase the Shares and hold them as an investment.

•	The Selling Stockholder, an entity created for the purpose of engaging in the business of making a private equity investment in the Company, purchased the Shares in the ordinary course of business and not with a view to distribution. Other than the ownership of the Shares and as disclosed in the Registration Statement, the Selling Stockholder has no other relationship with the Company.

•	The Selling Stockholder did not and does not have any other agreement or understanding, directly or indirectly, with any other person, including the issuer and Fortress, to resell the Shares, other than entering into an underwriting agreement with the underwriter representatives to resell the Shares in this offering.

•	Neither the Selling Stockholder nor Fortress is a broker-dealer or affiliate of a broker-dealer and neither is in the business of underwriting securities.

•	It is estimated that the total market capitalization of the Company after the offering is complete will be in excess of $800 million. Although not yet determined, the resale of Shares by the Selling Stockholder is anticipated to be valued at approximately $175 million (less than 22% of the estimated market capitalization), plus any amounts related to the Selling Stockholder’s participation (if the Selling Stockholder participates) in the over-allotment option, if the over-allotment option is exercised.

RailAmerica, Inc.
September 22, 2009

•	The Company will not receive any proceeds from the sale of Shares by the Selling Stockholder; and the Selling Stockholder will not receive any proceeds from the sale of shares by the Company.
Based on the totality of the circumstances, neither the Selling Stockholder nor Fortress (which is not a selling stockholder) is acting as a conduit for the Company. We respectfully submit to the Staff that neither the Selling Stockholder nor Fortress is, and should not be considered, an “underwriter” under Section 2(a)(11) of the Act with respect to the resale of the Shares covered by the registration statement. Rather, we believe that the resales covered by the registration statement represent a true secondary offering, consistent with, among other things, Securities Act Rules Compliance and Disclosure Interpretation 612.09.
Summary Consolidated Financial Data, page 7
2.	We note your response to our prior comment 10. However, we note that you continue to present adjusted EBITDA as both a performance and liquidity measure. Your use of adjusted EBITDA appears to be based on the covenants of your senior secured notes. Accordingly, please present adjusted EBITDA and its numerical computation in the MD&A section of the filing as part of your discussion of liquidity. This matter was contemplated, and our views set forth, in Question 10 of the staff’s Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures dated June 13, 2003. We will not object if you wish to include a narrative discussion of the importance of this measure with regard to your liquidity in a footnote to your summary financial data presentation. You may also include, in this footnote, a cross-reference to the page upon which your adjusted EBITDA is presented. However, please confine your numerical presentation of adjusted EBITDA to the MD&A section of your filing.

In response to the Staff’s comment, the Company has revised the Prospectus Summary and MD&A accordingly.

3.	As discussed above, your use of adjusted EBITDA should be confined to the MD&A section of your filing. Also, since your presentation of adjusted EBITDA is a non-GAAP liquidity measure, it appears you should include a reconciliation to cash flow from operating activities, which is the most directly comparable GAAP measure. Please revise accordingly.

In response to the Staff’s comment, the Company has revised the Prospectus Summary and MD&A accordingly.

4.	We have reviewed your responses to our prior comments 11 and 12. Although we note the disclosures made in your document regarding your use of the non-GAAP measure “economic earnings”, we are not in agreement that your presentation is in compliance with Item 10 of Regulation S-K, or with the guidelines in FR-65. This

RailAmerica, Inc.
September 22, 2009

non-GAAP measure still contains items which are recurring, frequent or not unusual. You state the purpose of these items is the elimination of items you believe have less bearing on your operating performance. However, the elimination of these items results in the type of smoothed earnings stream specifically prohibited in the use of a non-GAAP measure. With regard to this measure, we note your primary use is the determination of future management incentive compensation. In this regard, while this measure does not appear to be an appropriate alternative performance measure, it may represent a future impact on your liquidity. As such, we would not object to a discussion of the items that are part of management’s incentive compensation agreement as an element of the discussion of liquidity within the MD&A section of your filing. You may provide a calculation of the non-GAAP measure used to compute management’s incentive compensation if you can demonstrate that the calculation has an important impact on your future liquidity and the calculation is stipulated within an agreement with management. However, please remove the non-GAAP measure “economic earnings” throughout the document.

In response to the Staff’s comment, the Company has revised the Registration Statement to remove “economic earnings” throughout.
Risks Related to Our Business, page 11
5.	We note your response to prior comment 13. Please, however, provide the risk factor and corresponding table discussed in the comment so that investors may evaluate how executive compensation may affect their investment. Please also include as a footnote information found under your IPO Equity Incentive Plan about the additional incentives you plan to put in place prior to the completion of the offering.

In response to the Staff’s comment, the Company has revised its disclosure on page 15.
Management’s Discussion and Analysis
Operating expenses, page 38
6.	Please revise the table to indicate that the information presented for the combined year ended December 31, 2007 is non-GAAP. This distinction should be made for all instances where the results of 2007 were combined for comparative purposes.

In response to the Staff’s comment, the Company has revised its disclosure throughout MD&A.
Working Capital, page 48
7.	We note your response to our prior comment 21. Based on your expected use of proceeds disclosed on page 24, it appears you intend to only redeem up to 10% of the senior secured notes at a price equal 103% of the aggregate principal amount of such

RailAmerica, Inc.
September 22, 2009

notes. If true, please expand your discussion of working capital on page 48 to state this intention and to explain how management determined the amount to be redeemed in light of your expected future capital needs and the other optional redemption alternatives. In this regard, specifically address the alternative whereby you may redeem up to 35% of the notes with proceeds from an equity offering.

In response to the Staff’s comment, the Company has revised its disclosure on page 47.
* * * * *
          Please contact the undersigned at (212) 735-3050 should you require further information or have any questions.
Very truly yours,
/s/ Joseph A. Coco
Joseph A. Coco

cc:	Scott Williams, Esq.
Senior Vice President and General Counsel
RailAmerica, Inc.
7411 Fullerton Street
Suite 300
Jacksonville, Florida 32256

Jonathan A. Schaffzin, Esq.
Cahill Gordon & Reindel LLP
80 Pine Street
New York, New York 10004-2498

Matthew Spitzer
Kristin Shifflett
David Humphrey